SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               TMSF HOLDINGS, INC.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                    88874S106
                                 (CUSIP Number)

                               Ted Weitzman, Esq.
                           Kirkpatrick & Lockhart LLP
            10100 Santa Monica Blvd, 7th Floor, Los Angeles, CA 90067
                                  (310)552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 29, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

         CUSIP NO.         88874S106                           Page 2 of 6 Pages
                                                               -----------------



1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Raymond Eshaghian

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)/ /       (b)/ /
                                                             -------------------

           Inapplicable

3          SEC USE ONLY
           ------------

4          SOURCE OF FUNDS*

           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):/ /

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         9,500,000

8        SHARED VOTING POWER

9        SOLE DISPOSITIVE POWER

         9,500,000

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*/ /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         64.0%

14       TYPE OF REPORTING PERSON*

         IN

         CUSIP NO.         88874S106                           Page 3 of 6 Pages
                                                               -----------------

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               TMSF HOLDINGS, INC.

Explanatory Note
----------------

This Amendment No. 1 to Schedule 13D is being filed to report a change in the percentage of shares of Common Stock of TMSF Holdings, Inc. beneficially owned by Raymond Eshaghian as a result of a private offering of 5,000,000 shares of Common Stock that was completed on November 29, 2002 pursuant to Regulation D of the Securities Act of 1933.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $0.001 of TMSF Holdings, Inc., a Delaware corporation

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:  Raymond Eshaghian
(b) Business Address: c/o The Mortgage Store Financial, Inc., 727 West Seventh Street, Suite 850, Los Angeles, CA 90017
(c)      Principal Occupation: Mortgage Lending
                               The Mortgage Store Financial, Inc.,
                               727 West Seventh Street, Suite 850,
                               Los Angeles, CA 90017
(d) During the last five years, Mr. Eshaghian has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Eshaghian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)      Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 4, 2002, Mr. Eshaghian exchanged 7,500 shares of Common Stock, no par value, of The Mortgage Store Financial, Inc., a California corporation for 9,500,000 shares of Common Stock, $0.001 par value, pursuant to the Plan of Reorganization and Stock Exchange Agreement dated April 5, 2002 by and among Little Creek, Inc., a Delaware corporation, Jenson Services, Inc., a Utah corporation, Travis T. Jenson, Duane Jenson, the Mortgage Store Financial, Inc., a California corporation and Mr. Eshaghian (incorporated by reference to an Exhibit filed as part of Little Creek, Inc.'s, a Delaware corporation,
Schedule 14C Definitive Information Statement as filed with the Securities and Exchange Commission on or about October 4, 2002).

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On November 4, 2002, Mr. Eshaghian exchanged 7,500 shares of Common Stock, no par value, of the The Mortgage Store Financial, Inc., a California corporation for 9,500,000 shares of Common Stock, $0.001 par value, of TMSF Holdings, Inc. Mr. Eshaghian was appointed as a member of its Board of Directors, President and Secretary.

         On November 29, 2002, an aggregate of 5,000,000 shares of the issuer's Common Stock was sold and issued in a private offering to accredited investors pursuant to Regulation D of the Securities Act of 1933 in exchange for $2,000,000 principal amount of the Notes and $1,000,000 in cash, which resulted in a decrease in the percentage of shares of Common Stock beneficially owned by Mr. Eshaghian.

         Mr. Eshaghian does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

         CUSIP NO.         88874S106                           Page 4 of 6 Pages
                                                               -----------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Eshaghian beneficially owns, and has the sole power to vote and the sole power to dispose of, an aggregate of 9,500,000 shares of Common Stock of TMSF Holdings, Inc. which represents 64.0% of the outstanding shares of Common Stock. The percentage is based on 14,836,365 shares of Common Stock outstanding on November 29, 2002.

         Mr.  Eshaghian   has not  effected  any  transactions  in the shares of
Common Stock since the most recent filing on Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Plan of Reorganization and Stock Exchange Agreement dated April 5, 2002 by and among Little Creek, Inc., a Delaware corporation, Jenson Services, Inc., a Utah corporation, Travis T. Jenson, Duane Jenson, the Mortgage Store Financial, Inc., a California corporation and Mr. Eshaghian (incorporated by reference to an Exhibit filed as part of Little Creek, Inc.'s, a Delaware corporation, Schedule 14C Definitive Information Statement as filed with the Securities and Exchange Commission on or about October 4, 2002).

         CUSIP NO.         88874S106                           Page 5 of 6 Pages
                                                               -----------------



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 2002



                                          By:  /s/ RAYMOND ESHAGHIAN
                                               ------------------------

                                          Name: Raymond Eshaghian

         CUSIP NO.         88874S106                           Page 6 of 6 Pages
                                                               -----------------


Item 7.  Exhibits
-----------------

         Plan of Reorganization and Stock Exchange Agreement dated April 5, 2002 by and among Little Creek, Inc., a Delaware corporation, Jenson Services, Inc., a Utah corporation, Travis T. Jenson, Duane Jenson, the Mortgage Store Financial, Inc., a California corporation and Mr. Eshaghian (incorporated by reference to an Exhibit filed as part of Little Creek, Inc.'s, a Delaware corporation, Schedule 14C Definitive Information Statement as filed with the Securities and Exchange Commission on or about October 4, 2002).